Exhibit 99.1

Navigator Holdings Ltd. Announces Results of 2023 Annual General Meeting of Shareholders

June 20, 2023 – Navigator Holdings Ltd. (“Navigator” and the “Company”) (NYSE: NVGS), the owner and operator of the world’s largest fleet of handysize liquefied gas carriers, announces that its 2023 Annual General Meeting of Shareholders (the “Annual Meeting”) was held at 9 a.m. local time on June 20, 2023 at the offices of Baker Botts LLP, 30 Rockefeller Plaza, New York, New York, 10112, U.S.A.

The following proposals were approved:

1.

To elect Dag von Appen, Yngvil Åsheim, Dr. Heiko Fischer, David Kenwright, Dr. Anita Odedra, Peter Stokes and Florian Weidinger to serve as members of the board of directors of the Company (the “Board”) until the 2024 Annual General Meeting of Shareholders; and

2.	To approve the Company’s 2023 Long-Term Incentive Plan.

Andreas Sohmen-Pao, who joined Navigator’s Board in April 2022 as designee of BW Group Limited, and who served on the Company’s Remuneration Committee, retires from the Board with effect from the date of the Annual Meeting.

Dag von Appen, Navigator’s Non-Executive Chairman, commented:

“On behalf of the Board, I would like to extend our gratitude and appreciation to Andreas for his considerable contributions and service to the Company. We have been very fortunate to have had the benefit of Andreas’ extensive knowledge and experience during his tenure as a director.”

About Navigator Gas

Navigator Holdings Ltd. is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and a global leader in the seaborne transportation services of petrochemical gases, such as ethylene and ethane, liquefied petroleum gas (“LPG”) and ammonia and owns a 50% share, through a joint venture, in an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel, USA. Navigator’s fleet now consists of 56 semi- or fully-refrigerated liquefied gas carriers, 25 of which are ethylene and ethane capable. The Company plays a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with its sophisticated vessels providing an efficient and reliable ‘floating pipeline’ between the parties, connecting the world today, creating a sustainable tomorrow.

Navigator’s common stock trades on the New York Stock Exchange under the symbol “NVGS”.

Navigator Gas
Attention:	Investor Relations investorrelations@navigatorgas.com
and randy.giveans@navigatorgas.com
Address:	333 Clay Street, Suite 2400, Houston, Texas, U.S.A. 77002
Tel:	+1 713 373 6197 and +44 (0)20 7340 4850

Investor Relations / Media Advisors

Nicolas Bornozis / Paul Lampoutis

Capital Link – New York

Tel: +1-212-661-7566

Email: navigatorgas@capitallink.com

Category: General